July 10, 2008
Securities and Exchange Commission
Attn: Mr. Larry Spirgel
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Lighting Science Group Corporation, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008 and
Form 10-Q for the quarter ended March 31, 2008
Filed May 14, 2008
File No. 0-20354
Dear Mr. Larry Spirgel:
On behalf of our client, Lighting Science Group Corporation (the “LSGC”), we submit the following responses to the letter dated June 16, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to LSGC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Form 10-Q”). The registrant’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to each of Joe Cascarano and Robert Littlepage a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, LSGC. LSGC acknowledges that:
•	LSGC is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

•	LSGC may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We respectfully request that the Staff provide any further comments at its earliest convenience.
1.	We understand as a result of the members of LED Holdings holding in excess of 80% of the voting stock of the Company at the closing of the transaction, the business combination with

LED Holdings is a reverse acquisition for accounting purposes. Since under relevant takeover accounting LED Holdings is the accounting acquirer, it should be treated as the reporting company and the historic LSGC should be treated as the acquired entity. It appears you should revise your financial statements, MD&A, and other related disclosures to clearly and consistently report the transaction based on its substance (an acquisition of LSGC by LED Holdings). Please address each of the following comments in an amendment to your Form 10-K or advise us.
a.	Your characterization of the Company and its history should be revised to be the history of the accounting acquirer, LED Holdings. For example, the first paragraph on page F-7 should be revised to disclose LED Holdings’ history. A similar revision should be made to the Business and Properties and Recent Developments disclosures appearing on page 1. Also, it is confusing to refer to the acquired company as the “Company.”

b.	The historical financial statements prior to the October 4, 2007 acquisition should be those of the accounting acquirer, LED Holdings.

c.	Statement of operations for the year ended December 31, 2007 should be the results of the accounting acquirer from January 1, 2007 through December 31, 2007 combined with the results of operations of the legal acquirer, Lighting Science Group, subsequent to the date of the reverse acquisition.

d.	You should discuss in MD&A the historic results of operations of LED Holdings for all periods and describe the impact of the acquisition of Lighting Science Group Corporation on its operations after the October 4, 2007 acquisition.

e.	You should retroactively restate LED Holdings historical stockholder’s equity to reflect the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Please also provide appropriate footnote disclosure concerning the change in the capital structure effected at the acquisition date.

f.	It is not clear why you are providing push-down accounting disclosure on page F-8. Please remove or clarify your disclosure and advise us.

g.	Since the transaction is a reverse acquisition, the disclosures of an asset acquisition on page F-7 appear to be inappropriate. Please revise or advise us.
               Response:
In Note 1 to the consolidated financial statements of the registrant for the periods ending December 31, 2007 and March 31, 2008 (the “Consolidated Financials”), under the heading “Reverse Takeover Accounting,” LSGC has identified LED Holdings, LLC (“LED Holdings”) as the legal acquiree, but as the accounting acquirer, with respect to the transaction effectuated by that certain Exchange and Contribution Agreement, dated as of October 4, 2007, by and between LSGC and LED Holdings (the “Transaction”). Because LED Holdings is identified as the accounting acquirer with respect to the Transaction, an independent valuation of the net assets of LSGC was prepared taking into account the total consideration it received from LED Holdings. As the accounting acquirer, LED Holdings recorded an increase in the fair value of intangible assets of $2.909 million and goodwill of $8.912 million. Accordingly, we believe the Consolidated Financials, as shown in the Form 10-K and Form 10-Q are consistent with the Staff’s comments.
Pursuant to the Transaction, LED Holdings acquired in excess of 80% of the voting stock of LSGC and, therefore, in accordance with SAB 54 and EITF D-97, LSGC and LED Holdings elected to adopt push-down accounting to record the fair value of the intangible assets that were created upon LED Holdings’ acquisition of voting control of LSGC. Thus, in response to the Staff’s Comment in 1(f), LSGC has recorded in its accounts the intangible assets that would have otherwise been recorded in the accounts of LED Holdings through the application of push-down accounting. LSGC will amortize the fair value of the intangible assets over the same period as such assets would have been amortized by LED Holdings. By applying push-down accounting, LSGC believes the consolidated net assets that were reported on its December 31, 2007 and March 31, 2008 balance sheets are the same as would have otherwise been reported on the balance sheets of LED Holdings. LSGC further believes that the operating results for the three months ended December 31, 2007 and March 31, 2008 are the same as would otherwise have been reported by LED Holdings. Therefore, we believe that the primary difference between the information reported in the Consolidated Financials and what the Staff is suggesting should be reported relates to the presentation of the historical financial statements of the registrant for the fiscal year ended December 31, 2006 and any interim periods prior to the Transaction.
In addition to the accounting guidelines discussed herein, we also considered a number of other factors that we believe are important to an understanding of the Consolidated Financials and the Form 10-K and Form 10-Q. LED Holdings was formed on June 5, 2007 to acquire the net assets and operations of LED Effects, Inc. (“LED Effects”). As a result, limited historical financial data exists concerning LED Holdings’ operations, and therefore, we disclosed historical comparative financial information in the Form 10-K and Form 10-Q with respect to LSGC’s financial information, rather than LED Holdings’ financial information as instructed by the Staff’s Comments in 1(b), 1(c), 1(d) and 1(e). Nevertheless, certain historical financial data of LED Holdings was disclosed on the Form 8-K/A filed by LSGC on December 10, 2007. While we could have disclosed historical financial information with respect to LED Effects, as the predecessor business of LED Holdings, we believe such disclosure would lead to confusion or be misleading to LSGC investors because LSGC’s historical benchmark data would be altered significantly. For example, the basic and fully diluted earnings per share of LSGC would be substantially increased because a cumulative net loss that was accounted for in the comparative periods for LSGC would be replaced by net income for LED Effects. We believe our approach results in more meaningful disclosure because LSGC remains the operating entity, and to our knowledge, LED Holdings’ only significant asset is the stock it holds in LSGC.
We believe there are certain aspects of the Transaction that are fundamentally different than other reverse takeover transactions we reviewed, and thus, the Transaction is not a typical reverse takeover. Specifically, in a typical reverse takeover transaction: (i) at least one “shell company” is a party; (ii) the stockholders of one party have the right to exchange their securities on a fixed ratio basis for securities of the other party; and (iii)

the shell company becomes the legal registrant through a subsequent merger, share exchange or other transactions. In the Transaction, neither LED Holdings or LSGC was a “shell company,” as defined by Securities Release Nos. 33-8587 and 34-52038 (the “Commission Releases”). In the Commission Releases, “shell company” is defined as a registrant having no or nominal operations and no or nominal assets. At the time of the Transaction, both LSGC and LED Holdings (i) occupied physical properties; (ii) were developing and owned intellectual property and (iii) had title to inventory and accounts receivable. Additionally, the Transaction did not provide securities holders with the right to exchange securities in one entity for securities of the other. We therefore believe that if we were to disclose historical financial information with respect to LED Holdings or its predecessor, LED Effects, as the accounting acquirer, it may lead LSGC’s stockholders to mistakenly believe that they were granted some right of exchange for units of LED Holdings.
Consistent with the Staff’s comments, the Division of Corporation Finance’s Accounting Disclosure Rules and Practices — An Overview, dated March 31, 2000, at Appendix B.II.A. suggests that non-financial disclosure following reverse acquisitions should parallel financial reporting required under GAAP. Following this approach, however, would provide for non-financial disclosures for LED Holdings and not LSGC in the Form 10-K and Form 10-Q. As discussed above, because of its limited operating history, LED Holdings would only be able to provide disclosures regarding limited information and such information may not be material from an investment perspective. For example, we do not believe that it is material to disclose information such as (i) the identity or compensation of the executive officers and directors of LED Holdings or (ii) the beneficial ownership of LED Holdings. Therefore, as with LSGC’s disclosure of historical financial information and in response to the Staff’s Comment in 1(a), non-financial disclosures in the Form 10-K and Form 10-Q were provided with a focus on LSGC as well.
LSGC respectfully believes that the information LSGC disclosed in its Form 10-K and Form 10-Q provides LSGC’s investors with more meaningful information upon which to make an informed investment decision regarding LSGC than those suggested by the Staff’s comments. In addition to providing investors with a longer term of relevant historical data, we believe the provision of non-financial disclosures concerning LSGC rather than LED Holdings: (i) allows the non-financial disclosures to parallel the historical financial information presented, (ii) provides continuous disclosure that may be meaningfully compared to LSGC’s past disclosures, (iii) avoids the confusion to LSGC’s investors that would result from the filing of reports focusing upon another entity, and (iv) allows for more relevant disclosures on both a current and ongoing basis.
In response to the Staff’s Comment in 1(g), the purpose of this disclosure was to provide the users of the Consolidated Financials with the value and categorization of the assets and liabilities of LED Holdings at the closing of the Transaction. Finally, disclosures concerning LED Holdings in LSGC’s reports are decreasing in importance. Immediately following the Transaction, LED Holdings held approximately seventy percent (70%) of the fully-diluted capital stock of LSGC. Over the past year, however, LED Holding’s equity participation in LSGC has since decreased to approximately sixty percent (60%) of the fully-diluted capital stock of LSGC. LSGC contemplates that future equity financings, if any, will be completed by

LSGC and not LED Holdings, thus potentially further decreasing LED Holdings’ equity participation in LSGC. It is possible that LED Holdings’ equity participation in LSGC could fall below 50%. If this were to occur and we were to have fully implemented the Staff’s comments, the reporting entity would likely need to be again focused upon LSGC subsequent to several filings focused on LED Holdings. We believe such a result would cause even more confusion among investors.
2.	Please tell us and clearly disclose how you determined the purchase price of the acquired entity at the closing of the transaction date. Furthermore, reconcile for us the purchase price, which appears to be about $24.5 million, with the fair value of the net assets of the legal acquirer (accounting acquiree), Lighting Science Group, which appears to be about $17.7 million at the closing of the transaction date.
               Response:
$24.5 million represents LED Holdings’ assets, net of liabilities, as of the closing of the Transaction, that were legally acquired by LSGC. The fair value of LSGC’s assets as of the closing of the Transaction have been separately calculated and accounted for. Therefore, $24.5 million and $17.7 million represent different groups of assets, and there is no reconciliation between the two numbers.
3.	Please amend your income tax footnote to provide all required disclosures in accordance with paragraphs 43 through 49 of SFAS 109 and FIN 48, as applicable.
               Response:
LSGC proposes to amend the income tax footnote to provide the information required under SFAS 109 and FIN 48 by adding the following disclosure to its income tax footnote:

At December 31, 2007, LSGC had available tax operating losses, subject to expiration as follows:

Year of	Income Tax
Expiration	Loss
2012	$4,526,000
2018	6,789,000
2019	1,131,000
2020	1,131,000
2021	1,131,000
2022	1,131,000
2023	1,131,000
2024	1,131,000
2025	1,131,000
2026	1,131,000
2027	9,688,000

Total	$30,051,000

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. LSGC adopted FIN 48 as of January 1, 2007, and the adoption of FIN 48 has no material impact on LSGC’s financial statements.
          Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Greg R. Samuel, Esq. at (214) 651-5645.
Very truly yours,
Gregory R. Samuel
(214) 651-5645
greg.samuel@haynesboone.com

cc:	Joe Cascarano
Robert Littlepage
Govi Rao
Stephen Hamilton